Exhibit 6.17

EXCHANGE AGREEMENT

This Exchange Agreement (this “Agreement”) dated this 11th day of December, 2019, by and among OriginClear, Inc., a Nevada corporation (the “Company”) and Bountiful Capital, LLC, a Nevada limited liability company (the “Holder”).

WHEREAS, the Holder is the holder of certain convertible promissory notes of the Company, including a $500,000 convertible promissory note, dated on or about March 17, 2016, where only $125,000 of original principal amount is currently outstanding, with accrued interest in the amount of $46,260 (the “March 2016 Note” or the “Note”);

WHEREAS, the Company and the Holder desire to have the Holder exchange March 2016 Note for newly issued shares of Series M Preferred Stock of the Company, as more particularly set forth below;

WHEREFORE, the parties do hereby agree as follows:

1. Effective upon the execution of this Agreement, the Holder will exchange the March 2016 Note for 34,200 newly issued shares (the “Series M Shares”) of newly created Series M Preferred Stock of the Company, which will have the rights set forth in the form of Certificate of Designation of Series M Preferred Stock attached as Exhibit A hereto. Without limiting the generality of the foregoing, effective upon the execution of this Agreement, the March 2016 Note (including, without limitation, all outstanding principal and accrued interest thereon) will automatically be deemed cancelled, and the Company shall issue the Series M Shares to the Holder.

2. The Holder represents and warrants to the Company that (i) it is the sole record and beneficial owner of the Note and holds such Note free and clear of all liens, and (ii) it understands that the Series M Shares it will acquire hereunder are restricted securities within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), have not been registered under the Securities Act or any state securities laws and may not be transferred or sold except pursuant to an effective registration statement or an available exemption therefrom.

3. This Agreement constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof.

4. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York. Holder and Company hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the County of New York over any dispute relating to this Agreement and Company and Holder each hereby irrevocably agree that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts.

5. The Company and Holder agree not to issue any public statement with respect to this Agreement without the other party’s prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation., provided that, no provision of this Agreement will restrict or limit the Company’s right to make any disclosure in any filing with the Securities and Exchange Commission.

6. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together shall constitute one and the same Agreement. A signature delivered by facsimile or email shall constitute an original.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

ORIGINCLEAR, INC.

By:	T. Riggs Eckelberry
Name:	T. Riggs Eckelberry
Title:	Chief Executive Officer

BOUNTIFUL CAPITAL, LLC

By:	/s/ Gregory Boden
Name:	Gregory Boden
Title:	President

Exhibit A

Form of Certificate of Designation of Series M Preferred Stock

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